Press Release

FOR IMMEDIATE RELEASE For additional information: Deutsche Bank Press Office (212) 454-2085 Shareholder Account Information (800) 294-4366 DWS Closed-End Funds (800) 349-4281

DWS Enhanced Commodity Strategy Fund, Inc. Announces Changes to Terms of Proposed Open-Ending Merger

NEW YORK, NY, June 29, 2010 -- The Board of Directors that oversees DWS Enhanced Commodity Strategy Fund, Inc. (NYSE: GCS) (the “Fund”) and the open-end DWS Enhanced Commodity Strategy Fund announced that it has approved changes to the redemption fee that will apply to stockholders of the Fund redeeming or exchanging the Class M shares of DWS Enhanced Commodity Strategy Fund they receive in the Fund’s proposed open-ending merger.  The changes approved by the Board reduce the amount of the redemption fee from 1.00% to 0.50% of the net asset value of shares redeemed or exchanged, and reduce the period during which the redemption fee is applied from one year to six months following completion of the merger.  As previously announced, the meeting of stockholders at which the merger will be considered has been adjourned to July 22, 2010 at 2:00 p.m., Eastern time at the New York Marriott East Side, 525 Lexington Avenue, New York, New York 10017.

For more information on the Fund visit www.dws-investments.com or call (800) 349-4281.

IMPORTANT INFORMATION

DWS Enhanced Commodity Strategy Fund, Inc. (formerly DWS Global Commodities Stock Fund, Inc.) (NYSE: GCS) is a non-diversified, closed-end investment company currently invested in commodity-linked derivative instruments backed by a portfolio of fixed income securities, including inflation-indexed securities, of varying maturities issued by the US government, non-US governments, their agencies or instrumentalities, and US and non-US corporations and derivatives related to each of these types of securities. The investment objective of the Fund is capital appreciation with total return as a secondary objective.

The fund invests in commodity-related securities, including commodity-linked derivatives which may subject the fund to special risks. Market price movements or regulatory and economic changes will have a significant impact on the fund’s performance. Any fund that concentrates in a particular segment of the market will generally be more volatile than a fund that invests more broadly. Bond investments are subject to interest-rate and credit risks. When interest rates rise, bond prices generally fall. Credit risk refers to the ability of an issuer to make timely payments of principal and interest. This fund is non-diversified and can take larger positions in fewer issues, increasing its potential risk. Stocks may decline in value. Leverage results in additional risks and can magnify the effect of any losses.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of Fund securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” and similar expressions. Such statements represent management's current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The following factors, among others, could cause actual results to differ materially from forward-looking statements: (i) the need to obtain any necessary regulatory approvals; (ii) the effects of changes in market and economic conditions; (iii) other legal and regulatory developments; and (iv) other additional risks and uncertainties.

FOR MORE INFORMATION: For more information regarding DWS Enhanced Commodity Strategy Fund, a registered open-end fund, including to obtain a free copy of the prospectus/proxy statement relating to the proposed merger (and containing important information about fees, expenses and risk considerations) which is included in an effective registration statement that has been filed by such fund with the SEC, please visit the SEC’s Website www.sec.gov. Please read the prospectus/proxy statement carefully before making any investment decisions because it contains important information.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Investments is part of Deutsche Bank’s Asset Management division and, within the US, represents the retail asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Investment Management Americas Inc. and DWS Trust Company. (R-16993-4  06/10)